PRIVATE & CONFIDENTIAL
                                                   Our ref  P du Toit/M Honiball
      ASA Limited
      Private Bag X9902
      Sandton
      2146

      ASA (Bermuda) Limited
      11 Summer Street
      4th Floor
      Buffalo, NY 14209
      U.S.A.
      Attention: Mr R McCarthy


      7 October 2004
      --------------

      Dear Mr McCarthy

      SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION

      We refer to the request from Mr Darrell Mounts from Kirkpatrick & Lockhart LLP, counsel to ASA Limited ("ASA") and ASA (Bermuda) Limited ("ASAB"), for an opinion from us on whether ASA, ASAB, or any shareholder in ASA will become liable to South African tax or other governmental levy as a result of or in connection with the proposed reorganization of ASA into ASAB. Our comments in response to this request were first set out in our letter of September 25, 2003 and then expanded in a letter of December 2, 2003. Since that date certain pertinent legislation has been passed which removed some of the earlier uncertainties, while the development of the plan has also been dynamic to a degree. Rather than deal with this in an addendum to the earlier correspondence, we have been asked to incorporate these further comments into that letter and issue a suitably updated letter as a single document. This we do below.

1     SCOPE OF LETTER

      This letter has been prepared in response to the abovementioned request and is for the exclusive use of ASA and ASAB. We are not in a position to furnish advice in regard to any one current ASA shareholder, whose

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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      position in each case could be affected by numerous factors unknown to us. Accordingly, our comments in regard to ASA's shareholders are of a more general nature.

      Our comments are restricted to the liability for South African tax or other material governmental impost that may arise for ASA, ASAB, or their shareholders as a result of the proposed reorganization of ASA into ASAB, as described below. This opinion does not comment on any current tax position of ASA not related to the reorganization or, other than as regards the comments on the final winding-up and dissolution of ASA, the ongoing position of ASA, ASAB or the shareholders subsequent to the reorganization.

      This letter is required in terms of Paragraph 4.5 ("Conditions Precedent") of the FORM OF AGREEMENT AND PLAN OF REORGANIZATION, which will form Exhibit A to the Registration Statement under the United States Securities Act of 1933 FORM N-14. Paragraph 4.5 provides as follows:

           "EACH FUND SHALL HAVE RECEIVED AN OPINION OF KPMG SERVICES (PROPRIETARY) LIMITED, SOUTH AFRICA, ADDRESSED TO AND IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE FUND, TO THE EFFECT THAT, EXCEPT FOR ANY UNCERTIFICATED SECURITIES TAX OR A SIMILAR TRANSFER DUTY THAT MAY BE PAYABLE BY NEW FUND ON THE TRANSFER OF OLD FUND'S SOUTH AFRICAN PORTFOLIO HOLDINGS, NEITHER OLD FUND NOR NEW FUND NOR ANY SHAREHOLDER NOR ANY PERSON WHO BENEFICIALLY OWNS OLD FUND SHARES HELD IN A SHAREHOLDER'S NAME WILL EARN, RECEIVE, REALIZE, OR RECOGNIZE ANY PROFIT, INCOME, OR GAIN OR ANY OTHER ITEM THAT WILL BE SUBJECT TO ANY SOUTH AFRICAN TAX OR OTHER GOVERNMENTAL LEVY AS A RESULT OF OR IN CONNECTION WITH THE REORGANIZATION OR ANY TRANSACTION INCLUDED THEREIN OR ASA'S WINDING UP AND DISSOLUTION."

      Unless clearly otherwise indicated, the opinions expressed in this document are based on our interpretation of current South African tax law contained in the Income Tax Act, No. 58 of 1962 ("ITA"), and certain transfer tax laws. These principles are subject to change occasioned by future legislative amendments and court decisions. Such changes may impact on the advice given and the outcome of the transaction analyzed. You are cautioned to keep abreast of such developments and are most welcome to consult us again for this purpose.

      Our comments are based on the facts as described in this letter. Most importantly, they presuppose that the reorganization we comment on will be completed on or before November 30 2004, the statutory deadline for the transition legislation in terms of which ASA can reorganize still under an exempt regime as regards income tax, Capital Gains Tax (CGT) and Secondary Tax on Companies (STC). Please inform us promptly of any inaccuracies or omissions as this may materially affect our comments and conclusion.

                                                                               2
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      It is our understanding that other considerations, such as non-tax legal aspects, accounting considerations, regulatory requirements and financial and investment features are excluded from the scope of this engagement.

2     MECHANICS OF PROPOSED REORGANIZATION

      We understand that it is currently envisaged that the reorganization of ASA will take place as follows:

      o ASA will transfer all of its assets to ASAB in exchange solely for the issue of 9 600 000 ASAB shares to ASA and the assumption by ASAB of all of ASA's liabilities;

      o The assumption by ASAB of ASA's obligations will mean that ASAB will assume, and discharge when due, all of ASA's liabilities as described in the Agreement and Plan of Reorganization and any loss, liability, damage or expense of any nature arising out of or in connection with these liabilities, the conclusion and/or the implementation of the Agreement and Plan of Reorganization, and the winding up and dissolution of ASA.

      o ASA will, in terms of Section 90 of the Companies Act, No 61 of 1973, distribute IN SPECIE the ASAB shares to its shareholders.

      o    ASA will ultimately be wound up and dissolved.

      o We are instructed that after implementation of the reorganization ASA will not undertake any new trading activities, will acquire no material new assets or liabilities, and at the time of its winding up and final dissolution will have no material assets or liabilities.

3     SOUTH AFRICAN TAX IMPLICATIONS FOR ASA

      GENERAL BACKGROUND

      ASA has been, and remains as of the date of writing, the beneficiary of a partial exemption from various taxes. While these exemptions derive from various legislative provisions, they all turn on the conditions set in terms of Section 10(1)(s) of the ITA, and the matters formally regulated by Government Gazette issued in terms of that section. We are instructed that ASA has abided, and continues so to abide, by all the qualifying conditions, and this opinion is based on that assumption.

4 The original exemption (1958) has been extended over the years, until the following was covered:

                                                                               3
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

4.1 South African normal income tax on proceeds from realizations of its exempt investment assets.

4.2 The "new" capital gains tax (CGT) imposed by the ITA, effective for gains made on or after October 1, 2001, although, as we shall discuss below, there was some reluctance on the part of the South African Revenue Services (SARS) to recognize that the scope of Section 10(1)(s) does indeed encompass CGT.

4.3 The Secondary Tax on Companies (STC) - a tax on companies when they declare dividends.

4.4   Certain transfer/transaction taxes on the transferee (since withdrawn).

5 The South African Minister of Finance announced during his February 2003 budget speech in Parliament that the Government intends to revoke the
      Section 10(1)(s) exemption on which all the exemptions referred to above depend. The effective date of this legislation was first anticipated in the speech and accompanying budget papers to be January 1, 2004 (see below). At the same time, and following on intense and high-level submissions by ASA and their representatives, the Minister announced that (then undetailed) transition relief measures would be introduced.

6 Since that announcement, further discussions took place between ASA and their representatives, on the one hand, and both the SARS and senior officials from the South African Treasury, on the other. In essence, these discussions were aimed at resolving specifically two issues:

6.1   To the extent  that the SARS  continued  their  position  that the Section
      10(1)(s) exemption did not encompass CGT, the appropriate transition measures envisaged by the Minister should include a clear undertaking that ASA would not incur CGT on asset realizations deriving from the reorganization - whether that be through SARS abandoning their "negative" views on the interaction between Section 10(1)(s) and CGT, or through a special transition exemption from CGT in the reorganization process.

6.2 While it was common cause that the Section 10(1)(s) STC exemption would apply to any dividend deriving from realization gains distributed in the course of the reorganization, this would be true only for as long as
      Section 10(1)(s) remains on the statute book. If the January 1, 2004 deadline were to imply that the reorganization had to be completed on or before December 31, 2003, that deadline would have been more or less impossible to comply with, despite the most committed effort theretowards.

7 These discussions eventually culminated in legislation passed in late 2003 which removed some of the uncertainties as regards the exemption legislation and how it would affect the reorganization (Revenue Laws Amendment Act, No 45 of 2003, promulgated on December 22, 2003 - referred

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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      to as the RLAA 2003). Generally, the effective date for the measures affecting the ASA exempt status has been defined such that the company was given time until the end of its 2004 financial year (November 30, 2004) to complete its reorganization. We deal with the specific measures below.

8     THE LEGAL POSITION ON CGT

      We have noted before our view that, in the absence of Section 10(1)(s), ASA will be subject to CGT on any capital gains made on or after October 1, 2001. We have also noted our view, however, that Section 10(1)(s) had the effect of exempting ASA from this tax for as long as it was on the statute book. At the same time, it was clear that SARS was reluctant to recognize this interpretation of Section 10(1)(s). In our December 2, 2003 opinion we summarized our argument supporting our interpretation. This uncertainty has now been removed by the RLAA 2003.

9 Section 225 of the RLAA 2003 now deals fully and explicitly with the CGT position:

           "A company contemplated in section 10(1)(s) of the Income Tax Act, 1962, must disregard any capital gain or capital loss in respect of the disposal during any year of assessment of that company commencing on or before 1 January 2004 of any asset consisting of gold bullion or shares as contemplated in section 10(1)(s)."

      The main import of this is that there is now undisputed clarity that any disposals by ASA of its investment assets effected on or before November 30, 2004 will be exempt from CGT; this includes the proposed disposal to ASAB.

      We confirm that there would be cogent argument that the IN SPECIE distribution by ASA of the ASAB shares would be covered by the same exemption referred to above. We do not however analyze this in more detail since we are instructed that the necessary formal declaration by ASA for the Companies Act section 90 distribution of the ASAB shares to its shareholders will be made such as to be effective contemporaneously with ASA acquiring the ASAB shares. (For CGT purposes a Companies Act section 90 distribution is deemed to take place on "the date on which the shareholder became entitled to that distribution" (refer Eighth Schedule, para 74, sub-para (b) of the Income Tax Act). The fact that, as a practical matter, the subsequent formalities of actually transferring the ASAB shares to the ASA shareholders may only be completed in the following days will be of no consequence, as long as the declaration unconditionally entitled those shareholders to the distribution. Even if the distribution were not covered by the exemption referred to above, therefore, there would still be no CGT exposure since the "proceeds" on the ASAB shares would be equaled by the "base cost".

                                                                               5
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

10    SECONDARY TAX ON COMPANIES (STC)

      Generally speaking, a South African resident company is liable to pay the STC, at a rate of 12,5%, on the net amount of any dividend declared by it. The net amount is the amount by which a dividend declared exceeds the sum of dividends which have accrued to the company during the relevant period or "dividend cycle" in which the dividend was declared. It is important to note that STC is a tax on the declaring company itself, and is not a withholding tax on dividends.

11 We believe that the current combination of Sections 64B(5)(a) and 10(1)(s) of the Act effectively exempts ASA from STC on any dividends declared from realization gains on assets in the course of the reorganization, as long as the reorganization is completed on or before November 30, 2004. SARS do not dispute this interpretation. That this position also will survive until November 30, 2004 is confirmed by the RLAA 2003 in that the provisions which removed the section 10(1)(s) exemption and its application to STC through section 64B(5)(a), have both been made effective in respect of years of assessment which commence after January 1, 2004 - i.e. up to the end of ASA's November 30, 2004 year.

12 We note that the terms of Section 64B(5)(a) may perhaps be viewed as ambiguous in the degree to which it includes in the exemption dividends declared not only from asset realizations, but also from passive investment income such as interest and dividend receipts and accruals. We note at the same time our view that the statutory language, while perhaps lacking in elegance, is quite compatible with the reading that the STC exemption is indeed intended to be a blanket exemption covering any dividend declared by ASA. This reading must be seen, furthermore, against the background that ever since the introduction of STC in 1993, ASA has, we have been instructed, made full disclosure of dividend declarations including from passive investment income, has consistently claimed the
      Section 64B(5)/Section 10(1)(s) exemption, and has never been challenged in this by the SARS. In the circumstances we do not believe there to be a serious exposure that this position will now be challenged or, if challenged, will not be capable of vigorous resistance.

      We note that should, despite these comments, STC be applied to accumulated passive income distributed through a final dividend resulting from the reorganization, the tax would apply in principle only to such a distribution of interest and dividend income - i.e. there is no possibility of STC on realization gains in reserves as these are clearly covered by the relevant provisions. We are instructed that the interest income would have been very limited, while the distributions of dividend income would likely be effectively STC-free due to STC credits accumulated upon accrual of the incoming dividends.

      In view of the above, we do not expand on the matter in this letter, but should be glad to do so if required.

                                                                               6
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

13    NORMAL TAX (OTHER THAN CAPITAL GAINS TAX)

      ASA has never been subject to normal income tax on gains made on realization of assets (not referring to CGT) since these realizations have always been accepted as having been made on capital account. We are instructed that ASA has never embarked on speculative transactions regarding their investments (and indeed, their Section 10(1)(s) exemption has always been subject to the very condition that they would not do so). We understand that there has never been any challenge from SARS in this regard and, while we do not opine on this, we note that nothing we have seen in the process of developing this opinion seemed to contradict this absence of a speculative intent. We therefore do not see any likelihood of this aspect being raised in the context of the reorganization; importantly, the reorganization itself certainly does not constitute an exception to ASA's capital mindset towards its investments.

      We therefore do not see any normal non-capital gains tax arising from the reorganization realizations of assets.

14 We are instructed that the composition of assets to be transferred by ASA to ASAB include call and termed deposit accounts (the latter being restricted to short-term deposits such as 32 days). In this regard we considered in principle the possible impact of Section 24J of the Act. This provision seeks to regulate the timing of taxability/deductibility of interest flows from a wide range of financial "instruments" - which include these investments.

15 On the basis that the interest entitlement in terms of Section 24J in relation to call accounts has been actually received by ASA, the transfer of such accounts to ASAB will not result in any tax consequences for ASA.

16 In the case of fixed deposits it is possible that an "adjusted loss on transfer or redemption of an instrument" may arise. In essence, where a taxpayer has been taxed on a Section 24J inclusion of interest without such interest having actually been received while the instrument was held, then, to the extent that the Section 24J accrual exceeds the interest actually received, such excess will be allowed as a deduction from taxable income in the year of assessment when transfer of the fixed deposit takes place. We are instructed that these losses are unlikely to be material to ASA's tax position so we do not comment further on this aspect. Furthermore, the likelihood on these short-term fixed deposits generating "an adjusted gain on transfer or redemption of an instrument" is even more remote.

17    From the nature of these call accounts and fixed  deposits we therefore do
      not  see  any   likelihood  of  their   realization  to  ASAB  causing  or
      accelerating any tax liability on the part of ASA.

18    TRANSACTION/TRANSFER TAXES

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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      These taxes (UST/Stamp Duties/Marketable Securities Tax) typically fall on the transferee and are therefore dealt with in considering ASAB's position (for convenience the possibility of stamp duty arising in the hands of ASA should it have conducted a share buy-back is dealt with below where transfer taxes are discussed with reference to ASAB).

19    VALUE ADDED TAX (VAT)

      ASA has not been registered as a vendor for VAT purposes since its operations involve making VAT-exempt supplies in the form of financial services. It is clear that the sale of its business as a going concern to ASAB would not entail any obligation on ASA's part to charge or account for VAT.

20    REGIONAL ESTABLISHMENT LEVY

      For the sake of completeness we note the inapplicability of the Regional Services Establishment Levy (RSEL) to the disposal by ASA of their portfolio investments. This is a levy charged in terms of the Regional Services Councils Act No 109 of 1985 and accompanying regulations. It is levied on "turnover" at rates which vary according to the applicable region, but are generally well below 1%. Regulations under the RSEL Act differentiate between financial enterprises and others as regards a levy on realization of assets in the course of trade.

21    In the  circumstances  of ASA (a financial  enterprise  as defined)  which holds its portfolio of investments as capital assets, and where furthermore the disposal thereof is in the course of the reorganization and is done in one final realization, we see no way in which the RSEL can apply. Indeed, this very circumstance arose and was considered in the Cape Provincial Division of the High Court, and applicability of the RSEL was roundly rejected (Commissioner for SARS v Sanlam - 63 SATC 118). The case was heard in February 2000, and the SARS has not lodged any appeal thereagainst.

22    SOUTH AFRICAN TAX IMPLICATIONS FOR ASAB

      ASAB as purchaser of the ASA portfolio and assets will suffer no South African income or CGT tax burden deriving from the reorganization. For the same reasons and assumptions discussed in paragraph 29.6 below, ASAB should not be subject to CGT on the subsequent disposals of its shares.

23    TRANSACTION/TRANSFER TAXES

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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      There are three main events in the course of the reorganisation which we have been asked to consider from a transfer tax viewpoint, namely the transfer of the portfolio of shares held by ASA to ASAB, the issue by ASAB of shares (in itself) to ASA, and the transfer of those ASAB shares to ASA shareholders through the intended distribution in anticipation of liquidation or deregistration of ASA.

24    TRANSFER OF ASA PORTFOLIO TO ASAB

      UST (Uncertificated Securities Tax) or an alternative transfer tax, if applicable, is levied at the rate of 0,25% of the taxable amount - effectively the consideration / value of the portfolio transferred. As recorded in our conclusion, the possibility of such a tax cannot be excluded at this time.

25    ISSUE OF ASAB SHARES TO ASA/DISTRIBUTION OF SAME TO ASA SHAREHOLDERS

      Stamp duties are levied under the Stamp Duties Act on a territorial basis, and since neither the issue of the ASAB shares nor their subsequent distribution to the ASA shareholders will require to be executed within South Africa or relate to distribution of property there situated, these transactions will not attract stamp duty (refer Section 3 of the Stamp Duties Act). (We are instructed that ASAB will not have or maintain a branch (share) register in South Africa in which the transfer will be effected, and we therefore do not elaborate on such a circumstance - if such a register were to be utilised you should revert to us for an analysis of the consequences.)

26 We have been asked specifically to consider whether the suggested procedure whereby ASA will distribute the ASAB shares to its shareholders under Section 90 of the Companies Act (No 61 of 1973), with the intention thereafter of being liquidated or deregistered, may be attacked as constituting "in substance" a buy-back of its own shares as contemplated under Section 85 of the Companies Act. The significance of this question is that a Section 85 share buy-back under certain circumstances may, in terms of Section 23(10) of the Stamp Duties Act, be regarded as a disposal of shares such as to attract stamp duty in the hands of, in this instance, ASA.

      We do not believe that there is any realistic exposure of such a recharacterization of the proposed Companies Act Section 90 procedure.

      We would be happy to expand on our reasoning for this conclusion but in essence the position is quite simple - the two procedures are quite different as to what a company would aim to achieve and how it would do so under each of the two procedures.

                                                                               9
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      Under Section 85 of the Companies Act a company sets out to reduce its share capital through a purchase by itself of some of its shares. The repurchased shares must be cancelled as issued shares and be restored immediately to the status of authorized capital. In essence, the company is restructuring its share capital subject to the statutory requirement in the provision itself that it may not reduce its issued share capital to the point where it does not have at least one (ordinary) share in issue.

      Under Section 90 of the Companies Act, the company is allowed, subject to solvency requirements, to make payment to its shareholders in money or through the transfer of property. There need be no intention to restore cancelled shares to issued capital. The mere fact that a company may make a Section 90 payment in contemplation of eventual liquidation or deregistration no more changes this procedure into something else than would distributing any other dividend, whether in contemplation of liquidation or not. Indeed, such a contemplation of liquidation would, if anything, contradict any intention to have done a Section 85 share buy-back since the liquidation would have breached one of the basic requirements under Section 85, namely that the company must retain one ordinary share in issue - i.e. Section 85 does not contemplate liquidation, deregistration or winding up.

      The two procedures are clearly distinct. Under South African law, if a company clearly and explicitly decides to follow one course rather than another, then formally creates the necessary rights and obligations to effect that choice, has the full intention at all times to pursue those rights and obligations for what they are stated to be, and then actually implements the contracted rights and obligation consistent with that intention, our courts will not interfere.

      Other than in the event of fraud or error, the only circumstance under which a court may attach (tax) consequences to a taxpayer's actions other than those it has sought to transact would be in terms of fiscal anti-avoidance provisions. The Stamp Duties Act does have a general anti-avoidance provision (Section 30A), but in this instance there would in any event have been no stamp duty on transfer of the ASAB shares, so there would be no avoidance (and even if there were, further defenses of intent and normality of procedure would likely have applied). In light thereof, we do not further analyze the anti-avoidance provision here.

      Finally on this matter, we note that even should there have been a share buy-back it is by no means automatic that the duty would have arisen. Further defenses against such an eventuality would still have been possible, but in view of our conclusions above we do not analyze these.

27    THE SOUTH AFRICAN TAX IMPLICATIONS TO ASA SHAREHOLDERS

      We note again that, due to the variety of circumstances particular to individual shareholders, we cannot and do not provide any opinion as regards South African tax implications deriving from the reorganization

                                                                              10
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      itself   relative  to  any  particular   shareholder  or  any  person  who
      beneficially owns Old Fund Shares held in a shareholder's name. Subject to this qualification, some general comments may however be helpful.

28 We understand that none of ASA's shareholders are South African residents, most being resident in the United States of America. The shares are very widely held in that no single shareholder holds more than a 3% share in ASA.

29 Relevant South African tax considerations arising from the reorganization include:

29.1 The transfer by ASA of its assets and business to ASAB (refer paragraph 2 above) will not have any tax implications for ASA shareholders.

29.2 The receipt of a distribution dividend, whether IN SPECIE or otherwise, will not, to the extent that it derives from non-capital profits or reserves in ASA, have tax consequences in the hands of the shareholders since South Africa does not under current law tax dividends received or accrued from South African companies.

29.3 To the extent that a liquidation dividend represents a distribution of capital profits, it will not have any normal income tax (as opposed to CGT
      - see below) implications to shareholders who had held their ASA shares on capital, non-speculative, account.

29.4 In the hands of a non-resident shareholder who held the ASA shares on speculative or non-capital account there may in some circumstances arise an exposure to South African normal tax since a liquidation distribution of (pre-October 1, 2001) "capital profits" of ASA would not be considered to constitute a (exempt) dividend. Taxability would arise only if it could be shown that such a shareholder derived such a non-dividend liquidation distribution from a South African source. Determining whether given income was of a South African source often is a highly complex and individualized enquiry. In general, however, it is unlikely that an ASA shareholder who did not carry on some considerable trading activity in South Africa will be held to have so derived South African source proceeds upon the liquidation of ASA. Furthermore, even where the liquidation distribution did represent South African source income, there is still the possibility of Double Tax Treaty relief where one is in existence from any normal income tax on the proceeds, unless the shareholder has a permanent establishment in South Africa to which such proceeds could be attributed (the United States and South Africa do have such a Treaty between themselves).

29.5 Non-residents generally are not subject to CGT whether relating to gains distributed or not, or realized or not. However, where a non-resident is held to have disposed of an asset which is attributable to a permanent

                                       11
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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004

      establishment which such a person may have in South Africa, CGT may arise.

29.6 Another possible exception relates to the realization of shares which represented certain mineral rights, but on the assumed shareholder profile this seems most unlikely to arise. A liability is only likely to arise where a non-resident, on its own or together with one or more "connected persons" as defined, directly or indirectly (e.g. through ASA), has an interest in more than 20% of the equity of a company or other entity where at least 80% of that company's or entity's assets consist of certain immovable property or mining rights. In view of our instructions as to the widely held nature of the shareholding in ASA, and further the relatively smaller proportional holdings ASA holds in its "portfolio" of shares, such an interest seems very unlikely.

30 In most instances, therefore, the possibility of an ASA shareholder itself incurring a South African tax liability arising from the reorganization would seem unlikely. However, should any shareholder believe from the above comments that their circumstances may expose it to any such a tax, they should consult their tax advisors; we should be glad, through yourselves, to consider any issue in specific detail.

                                      * * *

      CONCLUSION

      In conclusion then, and subject to the comments above, including as regards the taxation of ASA shareholders or certain other beneficial owners of ASA shares, it is our view that, except for any uncertificated securities tax or a similar transfer duty that may be payable by ASAB on the transfer of ASA's South African portfolio holdings, neither Fund nor any shareholder nor any person who beneficially owns Old Fund Shares held in a Shareholder's name will earn, receive, realize, or recognize any profit, income, or gain or any other item that will be subject to any South African tax or other governmental levy as a result of or in connection with the reorganization or any transaction included therein or ASA's winding up and dissolution.

      We  hereby   consent  to  the  filing  of  this  letter  as  part  of  the above-referenced Registration Statement.

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                                            ASA LIMITED / ASAB (BERMUDA) LIMITED
                                SOUTH AFRICAN TAX IMPLICATIONS OF REORGANIZATION
                                                                  7 October 2004


Yours sincerely


/s/ Pierre du Toit                         /s/ Michael Honiball
------------------                         -------------------------------------
Pierre du Toit                             Michael Honiball
CONSULTANT TO KPMG SERVICES                DIRECTOR, INTERNATIONAL CORPORATE TAX
  (PTY) LIMITED